FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 1, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F    Ö     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes            No    Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2018 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2018 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, August 1, 2018. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2018 in comparison with its results for the quarter ended June 30, 2017.

Summary of 2018 Second Quarter Results

(Comparison with first quarter 2018 and second quarter of 2017)

	2Q 2018	1Q 2018		2Q 2017
Net sales ($ million)	1,788	1,866	(4%)	1,243	44%
Operating income ($ million)	222	212	5%	51	332%
Net income ($ million)	166	235	(29%)	73	127%
Shareholders’ net income ($ million)	168	235	(28%)	75	126%
Earnings per ADS ($)	0.29	0.40	(28%)	0.13	126%
Earnings per share ($)	0.14	0.20	(28%)	0.06	126%
EBITDA ($ million)	363	354	2%	200	81%
EBITDA margin (% of net sales)	20.3%	19.0%		16.1%

In the second quarter of 2018, sales rose in most regions, except for Canada, reflecting seasonal effects, and the East Mediterranean, where we had lower shipments for offshore pipelines following the exceptional level recorded in the first quarter. Sales for the first half of 2018 were up 52% year on year, marking a strong recovery in the year to date. Margins improved on higher average selling prices despite lower shipment volumes, resulting in a 5% sequential increase in operating income. Net income, however, declined sequentially due to deferred tax charges relating to the devaluation of the Argentine and Mexican currencies.

During the quarter, our working capital began to stabilize and our operating cash flow rose to $351 million. Free cash flow amounted to $247 million after capital expenditures of $104 million. Following shareholder dividend payments of $331 million, our net cash position declined to $423 million.

Market Background and Outlook

Shale drilling activity in the USA increased during the first half of the year. The rapid increase in production of crude, liquids and associated natural gas in the Permian region is, however, leading to constraints in pipeline takeaway capacity and wider commodity spreads, which are likely to dampen further growth in US drilling activity in the coming months.  In Canada, activity is stable as growth this year has also been affected by takeaway capacity constraints. In Latin America, despite progress on the reform programs in Brazil and Mexico and interest in the Vaca Muerta shale play in Argentina, drilling activity has been slow to pick up. In the rest of the world, however, higher oil prices and growing demand for natural gas are leading to a gradual recovery in onshore drilling activity.

In the second half, we expect shipment volumes to be similar to those of the first half, with higher shipments in North America and lower shipments for East Mediterranean pipeline projects, although these will include a second major offshore pipeline for the Zohr project. Selling prices will show a further moderate increase to compensate for additional costs from US Section 232 tariffs. In the third quarter, we expect EBITDA and operating income, considering seasonal effects, to be close to that of the first two quarters before rising in the fourth quarter.

Although Section 232 tariffs are today being applied to imports of steel pipes into the United States from most countries, any relevant change in the application of these tariffs could have an impact on our future results and market positioning.

Analysis of 2018 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2018	1Q 2018		2Q 2017
Seamless	689	651	6%	529	30%
Welded	146	285	(49%)	96	52%
Total	834	936	(11%)	624	34%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2018	1Q 2018		2Q 2017
(Net sales - $ million)
North America	827	807	3%	548	51%
South America	310	285	9%	227	37%
Europe	179	153	17%	132	35%
Middle East & Africa	299	456	(34%)	212	41%
Asia Pacific	71	66	8%	55	29%
Total net sales ($ million)	1,686	1,766	(5%)	1,175	43%
Operating income ($ million)	197	194	2%	46	329%
Operating margin (% of sales)	11.7%	11.0%		3.9%

Net sales of tubular products and services decreased 5% sequentially and increased 43% year on year. The sequential decrease reflects a decline in volumes of 11% (welded volumes related to pipeline projects) partially offset by an average price increase of 7%. In North America we had higher sales in the United States onshore market both for OCTG and line pipe and an increase in Mexico compensating lower sales in Canada due to the spring break-up season. In South America we had higher sales in Argentina (Vaca Muerta) and in Colombia, partially offset by lower line pipe sales. In Europe we had a strong quarter in the North Sea and higher shipments to Russia. In the Middle East and Africa although sales of OCTG to the Middle East increased, sales were affected by sharply lower shipments to East Mediterranean pipelines, following first quarter 2018 deliveries to Zohr project. In Asia Pacific, sales increased due to higher sales in Indonesia.

Operating results from tubular products and services increased 2% sequentially, from a gain of $194 million in the previous quarter to a gain of $197 million in the second quarter of 2018. Despite the decline in revenues, our operating margin improved as a 7% increase in the average selling price related to a richer mix of products (more seamless and less welded line pipe products), offset an increase in the cost of steel scrap, hot rolled coils and other steelmaking raw materials.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2018	1Q 2018		2Q 2017
Net sales ($ million)	103	100	3%	68	51%
Operating income ($ million)	25	19	35%	6	346%
Operating income (% of sales)	24.5%	18.7%		8.3%

Net sales of other products and services increased 3% sequentially and 51% compared to the second quarter of 2017. The increase versus the same quarter of the previous year was mainly concentrated on energy related products, i.e., sucker rods and coiled tubing and utility conduits for buildings.

Selling, general and administrative expenses, or SG&A, amounted to $338 million, or 18.9% of net sales, in the second quarter of 2018, compared to $350 million, 18.7% in the previous quarter and $327 million, 26.3% in the second quarter of 2017. Sequentially SG&A decreased 3% due to lower freights related to lower volumes, lower labor costs related to the devaluation of local currencies against the U.S. dollar, partially offset by lower recoveries in the allowance for doubtful accounts and contingencies.

Financial results amounted to a gain of $39 million in the second quarter of 2018, compared to a loss of $8 million in the previous quarter and a loss of $16 million in the second quarter of 2017. The gain of the quarter corresponds mainly to an FX gain of $39 million; $26 million related to the Euro depreciation on Euro denominated intercompany liabilities, of which $23 million are offset in the currency translation reserve in equity, and $15 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar.

Equity in earnings of non-consolidated companies amounted to $41 million in the second quarter of 2018, compared to $46 million in the previous quarter and $30 million in the second quarter of last year. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charge amounted to $135 million in the second quarter of 2018, compared to $15 million in the previous quarter and a gain of $7 million in the second quarter of last year. This quarter’s income tax includes a charge of approximately $100 million related to the devaluation of the Argentine and Mexican peso affecting the tax base of our subsidiaries in these two countries.

Cash Flow and Liquidity of 2018 Second Quarter

Net cash provided by operating activities during the second quarter of 2018 was $351 million, compared to cash used in operations of $30 million in the first quarter of 2018 and $33 million in the second quarter of last year. During the second quarter of 2018 we used $28 million for the increase in working capital.

Free cash flow amounted to $247 million after capital expenditures of $104 million. Following a dividend payment of $331 million in May 2018, we maintained a net cash position (i.e., cash, other current and non-current investments less total borrowings) of $423 million at the end of the quarter.

Analysis of 2018 First Half Results

	H1 2018	H1 2017	Increase/(Decrease)
Net sales ($ million)	3,655	2,397	52%
Operating income (loss) ($ million)	435	88	397%
Net income ($ million)	402	279	44%
Shareholders’ net income ($ million)	403	280	44%
Earnings per ADS ($)	0.68	0.47	44%
Earnings per share ($)	0.34	0.24	44%
EBITDA ($ million)	717	399	80%
EBITDA margin (% of net sales)	19.6%	16.6%

Our sales in the first half of 2018 increased 52% compared to the first half of 2017. While the increase was mainly due to strong increase in demand in the USA and Canada, sales increased also in the rest of the regions. EBITDA increased 80% to $717 million in the first half of 2018 compared to $399 million in the first half of 2017, following an increase in sales and an improvement in the EBITDA margin, from 17% to 20%. Net income attributable to owners of the parent during the first half of 2018 was $403 million or $0.68 per ADS, which compares with $280 million or $0.47 per ADS in the first half of 2017. The improvement in net income mainly reflects a better operating environment, where a 47% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, a 4% increase in average selling prices, better financial results and results from associated companies, partially offset by raw material cost increases and higher income tax.

Cash flow provided by operating activities amounted to $322 million during the first half of 2018, net of an increase in working capital of $358 million. Following a dividend payment of $331 million in May 2018, and capital expenditures of $196 million during the first half of 2018, we maintained a positive net cash position (i.e., cash, other current and non-current investments less total borrowings) of $423 million at the end of June 2018.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	H1 2018		H1 2017		Increase/(Decrease)
Tubes	3,452	94%	2,260	94%	53%
Others	203	6%	137	6%	49%
Total	3,655	100%	2,397	100%	52%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	H1 2018	H1 2017	Increase/(Decrease)
Seamless	1,340	1,037	29%
Welded	431	170	153%
Total	1,771	1,207	47%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2018	H1 2017	Increase/(Decrease)
(Net sales - $ million)
North America	1,634	1,021	60%
South America	595	430	38%
Europe	331	247	34%
Middle East & Africa	755	461	64%
Asia Pacific	137	101	36%
Total net sales ($ million)	3,452	2,260	53%
Operating income ($ million)	391	76	411%
Operating income (% of sales)	11.3%	3.4%

Net sales of tubular products and services increased 53% to $3,452 million in the first half of 2018, compared to $2,260 million in the first half of 2017, as a result of a 47% increase in shipment and a 4% increase in average selling prices. The increase in sales came from all regions, mainly due to a strong increase in demand in the USA and Canada. In the first half of 2018, the average number of active drilling rigs, or rig count grew 10% worldwide compared to the first half of 2017. Rig count in the United States and Canada grew 17%, while in the rest of the world the rig count grew 2% year on year.

Operating results from tubular products and services increased significantly, from $76 million in the first half of 2017, to $391 million in the first half of 2018. Results improved following a 47% increase in shipment volumes, increasing sales and the utilization of production capacity and therefore the absorption of fixed costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	H1 2018	H1 2017	Increase/(Decrease)
Net sales ($ million)	203	137	49%
Operating income ($ million)	44	11	297%
Operating margin (% of sales)	21.6%	8.1%

Net sales of other products and services increased 49% to $203 million in the first half of 2018, compared to $137 million in the first half of 2017, mainly due to higher sales of energy related products, i.e., sucker rods and coiled tubing and utility conduits for buildings.

Operating income from other products and services increased significantly, from $11 million in the first half of 2017 to $44 million in the first half of 2018, following the increase in sales and an increase in operating margin from 8% to 22%.

Selling, general and administrative expenses, or SG&A, amounted to $687 million in the first half of 2018 and $622 million in the first half of 2017, representing 19% of sales in 2018 and 26% in 2017. Direct selling expenses, like freights, increased due to higher shipment volumes but were partially offset by lower amortization of intangibles following the full amortization of Hydril intangibles.

Financial results amounted to a gain of $31 million in the first half of 2018, compared to a loss of $20 million in the first half of 2017. The gain in the first half of 2018 corresponds mainly to an FX gain of $28 million; $19 million related to the Argentine peso devaluation on Peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar, $14 million related to the Euro depreciation on Euro denominated intercompany liabilities (of which $13 million are offset in the currency translation reserve in equity), partially compensated by a loss of $6 million due to the devaluation of the Canadian dollar.

Equity in earnings of non-consolidated companies generated a gain of $87 million in the first half of 2018, compared to a gain of $65 million in the first half of 2017. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a charge of $151 million in the first half of 2018, compared to a gain of $55 million in the first half of 2017. The increase in income tax charges reflects both the improvement in result and the effect of the Mexican and Argentine peso devaluation on the tax base at our Mexican and Argentine subsidiaries which have U.S. dollar as their functional currency.

Cash Flow and Liquidity of 2018 First Half

Net cash provided by operating activities during the first half of 2018 amounted to $322 million (net of an increase in working capital of $358 million, related to the increase in shipments and production), compared to net cash used in operations of $7 million in the first half of 2017 (net of an increase in working capital of $292 million)

Capital expenditures amounted to $196 million in the first half of 2018, compared to $294 million in the first half of 2017, declining following the start up of our greenfield seamless facility in Bay City, Texas at the end of 2017. Free cash flow amounted to $126 million in the first half of 2018.

Following a dividend payment of $331 million in May 2018, our financial position at June 30, 2018, amounted to a net cash position (i.e., cash, other current and non-current investments, less total borrowings) of $423 million.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2018 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 2, 2018, at 9:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379 4676 Internationally. The access number is “2494516”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12.00 pm ET on August 2nd through 11.59 pm on August 10, 2018. To access the replay by phone, please dial 855 859 2056 or 404 537 3406 and enter passcode “2494516” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Continuing operations	Unaudited		Unaudited
Net sales	1,788,484	1,242,804	3,654,719	2,396,664
Cost of sales	(1,226,557)	(865,729)	(2,532,063)	(1,689,585)
Gross profit	561,927	377,075	1,122,656	707,079
Selling, general and administrative expenses	(337,574)	(327,132)	(687,208)	(621,563)
Other operating income (expense), net	(1,917)	1,547	(815)	1,988
Operating income	222,436	51,490	434,633	87,504
Finance Income	9,609	11,059	18,982	23,986
Finance Cost	(10,422)	(6,020)	(20,596)	(11,958)
Other financial results	39,383	(20,667)	32,317	(32,082)
Income before equity in earnings of non-consolidated companies and income tax	261,006	35,862	465,336	67,450
Equity in earnings of non-consolidated companies	40,920	30,201	86,946	65,401
Income before income tax	301,926	66,063	552,282	132,851
Income tax	(135,454)	7,357	(150,576)	54,602
Income for continuing operations	166,472	73,420	401,706	187,453

Discontinued operations
Result for discontinued operations	-	-	-	91,542
Income for the period	166,472	73,420	401,706	278,995

Attributable to:
Owners of the parent	168,328	74,524	403,311	279,651
Non-controlling interests	(1,856)	(1,104)	(1,605)	(656)
	166,472	73,420	401,706	278,995

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2018		At December 31, 2017
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,139,845		6,229,143
Intangible assets, net	1,614,043		1,660,859
Investments in non-consolidated companies	663,261		640,294
Available for sale assets	21,572		21,572
Other investments	197,158		128,335
Deferred tax assets	177,266		153,532
Receivables, net	155,734	8,968,879	183,329	9,017,064
Current assets
Inventories, net	2,530,072		2,368,304
Receivables and prepayments, net	142,276		135,698
Current tax assets	151,964		132,334
Trade receivables, net	1,536,323		1,214,060
Derivative financial instruments	2,484		8,231
Other investments	730,240		1,192,306
Cash and cash equivalents	427,960	5,521,319	330,221	5,381,154
Total assets		14,490,198		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent		11,431,575		11,482,185
Non-controlling interests		95,139		98,785
Total equity		11,526,714		11,580,970
LIABILITIES
Non-current liabilities
Borrowings	31,826		34,645
Deferred tax liabilities	472,965		457,970
Other liabilities	214,599		217,296
Provisions	35,966	755,356	36,438	746,349
Current liabilities
Borrowings	808,669		931,214
Derivative financial instruments	91,615		39,799
Current tax liabilities	158,235		102,405
Other liabilities	219,890		157,705
Provisions	27,181		32,330
Customer advances	89,566		56,707
Trade payables	812,972	2,208,128	750,739	2,070,899
Total liabilities		2,963,484		2,817,248
Total equity and liabilities		14,490,198		14,398,218

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2018	2017	2018	2017
Cash flows from operating activities	Unaudited		Unaudited

Income for the period	166,472	73,420	401,706	278,995
Adjustments for:
Depreciation and amortization	140,401	148,848	282,203	311,066
Income tax accruals less payments	92,667	(36,888)	67,851	(129,818)
Equity in earnings of non-consolidated companies	(40,920)	(30,201)	(86,946)	(65,401)
Interest accruals less payments, net	6,155	7,349	6,775	4,889
Changes in provisions	(7,148)	(2,082)	(5,621)	(19,920)
Income from the sale of Conduit business	-	-	-	(89,694)
Changes in working capital	(28,220)	(247,336)	(357,655)	(291,721)
Derivatives, currency translation adjustment and others	21,835	54,060	13,362	(5,092)
Net cash provided by (used in) operating activities	351,242	(32,830)	321,675	(6,696)

Cash flows from investing activities
Capital expenditures	(103,793)	(155,191)	(195,731)	(293,806)
Changes in advance to suppliers of property, plant and equipment	4,632	826	4,218	4,329
Proceeds from disposal of Conduit business	-	-	-	327,631
Loan to non-consolidated companies	(1,320)	-	(3,520)	(10,956)
Repayment of loan by non-consolidated companies	3,520	-	5,470	1,950
Proceeds from disposal of property, plant and equipment and intangible assets	1,224	916	2,708	2,878
Investment in companies under cost method	-	(3,681)	-	(3,681)
Dividends received from non-consolidated companies	25,722	22,971	25,722	22,971
Changes in investments in securities	311,462	218,540	396,078	170,071
Net cash provided by investing activities	241,447	84,381	234,945	221,387

Cash flows from financing activities
Dividends paid	(330,550)	(330,550)	(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries	(1,108)	(19,200)	(1,108)	(19,200)
Acquisitions of non-controlling interests	(1)	(13)	(1)	(31)
Proceeds from borrowings	298,296	438,188	576,007	519,735
Repayments of borrowings	(448,811)	(297,816)	(696,852)	(517,850)
Net cash (used in) financing activities	(482,174)	(209,391)	(452,504)	(347,896)

Increase (decrease) in cash and cash equivalents	110,515	(157,840)	104,116	(133,205)
Movement in cash and cash equivalents
At the beginning of the period	324,741	426,741	330,090	398,580
Effect of exchange rate changes	(8,000)	1,936	(6,950)	5,462
Increase (decrease) in cash and cash equivalents	110,515	(157,840)	104,116	(133,205)
At June 30,	427,256	270,837	427,256	270,837

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Operating income	222,436	51,490	434,633	87,504
Depreciation and amortization	140,401	148,848	282,203	311,066
EBITDA	362,837	200,338	716,836	398,570

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2018	2017	2018	2017
Net cash provided by (used in) operating activities	351,242	(32,830)	321,675	(6,696)
Capital expenditures	(103,793)	(155,191)	(195,731)	(293,806)
Free cash flow	247,449	(188,021)	125,944	(300,502)

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2018	2017
Cash and cash equivalents	427,960	271,224
Other current investments	730,240	1,431,881
Non-current Investments	192,613	279,232
Derivatives hedging borrowings and investments	(87,806)	38,669
Borrowings – current and non-current	(840,495)	(852,865)
Net cash / (debt)	422,512	1,168,141